SUPPLEMENT Dated June 8, 2015
To the Prospectus Dated May 1, 2015

Voya PotentialPLUS Annuity

Issued by Voya Insurance and Annuity Company
And
Issued by Voya Insurance and Annuity Company
Through Its Separate Account B

This supplement updates the Prospectus for your flexible premium deferred combination variable, indexed and fixed annuity contract. Please read it carefully and keep it with your copy of the Prospectus for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.

IMPORTANT INFORMATION

On page 32, please replace the first paragraph under the subheading "Annuity Plans" in its entirety with the following:

You may elect one of the Annuity Plans described below, which provide for Annuity Payments of a fixed dollar amount only, using the IAM 2012 Basic Table ALB (Annuity 2000 Mortality Tables for Contracts issued in Massachusetts). In addition, you may elect any other Annuity Plan we may be offering at the time Annuity Payments begin. The Annuity Plan may be changed at any time before the Maturity Date, upon 30 days prior Notice to Us. If you do not elect an Annuity Plan, Annuity Payments will be made automatically each month for a minimum of 120 months and as long thereafter as the Annuitant is living, based on the oldest Annuitant's life, unless otherwise limited by applicable law.